SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

NexPoint Real Estate Strategies Fund

(Name of Issuer)

Class C Shares of Beneficial Interest

(Title of Class of Securities)

65342M200

(CUSIP NUMBER)

Jason Post, Chief Compliance Officer

NexPoint Advisors, L.P.

300 Crescent Court, Suite 700

Dallas, Texas 75201

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 20, 2016

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☐.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 65342M200	13D	Page 2 of 7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highland Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 50
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 65342M200	13D	Page 3 of 7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James D. Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D

This Schedule 13D (this “Schedule 13D”) is being filed on behalf of Highland Capital Management, L.P., a Delaware limited partnership (“Highland Capital”), and James D. Dondero (together, the “Reporting Persons”) relating to the Class C Shares of Beneficial Interests (the “Shares”), of NexPoint Real Estate Strategies Fund, a Delaware statutory trust (the “Issuer”), held by Highland Capital.

James D. Dondero is the President of Strand Advisors, Inc., a Delaware corporation (“Strand”). Strand is the general partner of Highland Capital. This Schedule 13D relates to Shares of the Issuer held by Highland Capital.

Item 1.	Security and Issuer

Securities acquired: Class C Shares of Beneficial Interest (the “Shares”).

Issuer:       NexPoint Real Estate Strategies Fund

300 Crescent Court

Suite 700

Dallas, Texas 75201

Item 2.	Identity and Background

(a) This Schedule 13D is filed by and on behalf of each of the following persons (together, the “Reporting Persons”): (i) Highland Capital Management, L.P., a Delaware limited partnership (“Highland Capital”), and (ii) James D. Dondero.

Each of the Reporting Persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Act”). Each of the Reporting Persons declares that neither the filing of this Schedule 13D nor anything herein shall be construed as evidence that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.

(b) The address of the principal business office of each of the Reporting Persons is 300 Crescent Court, Suite 700, Dallas, Texas 75201.

(c) The principal business of Highland Capital, a registered investment adviser, is acting as investment adviser and/or manager to affiliates of Highland Capital. The principal business of Mr. Dondero is managing affiliates of Highland Capital. Mr. Dondero may be deemed to beneficially own Shares owned and/or held by and/or for the account of and/or for the benefit of Highland Capital.

(d) During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons controlling the Reporting Persons has been convicted in a criminal proceeding in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

(e) During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons controlling the Reporting Persons was a party to a civil proceeding in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

(f) Mr. Dondero is a United States citizen. Highland Capital is a Delaware entity.

Item 3.	Source and Amount of Funds

As of August 17, 2016, the Reporting Persons had invested approximately $1,000 (inclusive of brokerage commissions) in the securities of the Issuer. The source of these funds was the working capital and/or affiliated funds of the Reporting Persons.

Item 4.	Purpose of the Transaction

James D. Dondero is the President of Strand. Strand is the general partner of Highland Capital. The Shares were purchased by the Reporting Persons in open market transactions for the benefit of Highland Capital.

The Reporting Persons purchased the Shares of the Issuer based on the belief that such securities, when purchased, represented an attractive investment opportunity. The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. The Reporting Persons may purchase additional Shares on the open market. However, the timing and amount of such purchases will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to their investment decision. Notwithstanding the foregoing, the Reporting Persons may decide not to make additional purchases or may seek to sell Shares depending on general economic and/or market conditions.

The purpose of the acquisition of the Shares of the Issuer was for investment, and the acquisition of the Shares of the Issuer was made in the ordinary course of business and was not made for the purpose of acquiring control of the Issuer.

Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives or regulators of the Issuer regarding the Issuer, including, but not limited to, its operations. The Reporting Persons may discuss ideas that, if effected, may result in any of the following: the acquisition by persons of additional Shares of the Issuer, an extraordinary corporate transaction involving the Issuer and/or changes in the board of directors or management of the Issuer. The purchase of Shares has been previously reported by the Reporting Persons on a Form 3 filed with the Securities and Exchange Commission.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of the Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a) As of August 17, 2016, the Reporting Persons may be deemed to beneficially own 50 Shares, which represents 100% of the outstanding Shares.

(b)

Name of Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Highland Capital Management, L.P.[1]	50	0	50	0
James D. Dondero[2]	0	50	0	50

(c) Annex A attached hereto lists all transactions in the Shares during the past sixty (60) days by the Reporting Persons. The transactions in the Shares were effected in the open market.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Item 4 are incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1     Joint Filing Agreement by and among the Reporting Persons.

[1]	These Shares are held directly by Highland Capital. Mr. Dondero is the President and the director of Strand, the general partner of Highland Capital, and may be deemed to be an indirect beneficial owner of the Shares held by Highland Capital. Mr. Dondero disclaims beneficial ownership of such Shares.
[2]	Includes Shares held by Mr. Dondero indirectly through Highland Capital. Mr. Dondero is the President and the director of Strand, the general partner of Highland Capital, and may be deemed to be an indirect beneficial owner of the Shares held by Highland Capital. Mr. Dondero disclaims beneficial ownership of such Shares.

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2016

HIGHLAND CAPITAL MANAGEMENT, L.P.

By:	Strand Advisors, Inc., its general partner

	By:	/s/ James D. Dondero
Name: James D. Dondero
Title: President

/s/ James D. Dondero
James D. Dondero

ANNEX A

TRANSACTIONS

The following table sets forth all transactions with respect to the Shares effected in the last sixty days by the Reporting Person on behalf of the Reporting Person in respect of the Shares, inclusive of any transactions effected through 4:00 p.m., New York City time, on August 17, 2016.

Date	Effected By	Purchase/Sale	Quantity	Price
7/20/2016	Highland Capital	Open Market Purchase	50	$20